Exhibit (k)(5)

AMENDED AND RESTATED EXPENSE SUPPORT AGREEMENT

This Amended and Restated Expense Support Agreement (the “Agreement”) is effective as of May 31, 2025 by and between Oxford Park Income Fund, Inc., a Maryland corporation (the “Fund”), and Oxford Park Management, LLC, a Connecticut limited liability company (the “Adviser”).

WHEREAS, the Fund is a closed-end management investment company that is registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has retained the Adviser to furnish investment advisory services to the Fund on the terms and conditions set forth in the investment advisory agreement, dated February 14, 2023, entered between the Fund and the Adviser, as may be amended or restated (the “Investment Advisory Agreement”); and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund for the Adviser to pay certain expenses of the Fund.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Adviser Expense Payments to the Fund

For the period from the date of this Agreement until such time that the Fund has total assets of $100,000,000 (the “Expense Payment Period”), the Adviser will pay and otherwise be legally responsible for the Ordinary Operating Expenses (as defined below) incurred by or on behalf of the Fund that exceed 1/12th of 1.50% per month based on the Fund’s previous month’s total assets (the “Expense Cap”). The Fund will pay and otherwise be legally responsible for Ordinary Operating Expenses up to the Expense Cap incurred by it or by others on its behalf until the end of the Expense Payment Period and for all Ordinary Operating Expenses incurred by it or others on its behalf on and after the Expense Payment Period.

For purposes of this Agreement, the Fund’s “Ordinary Operating Expenses” shall consist of all ordinary expenses of the Fund, including but not limited to allocable administration expenses, marketing costs, market data services, pricing and bookkeeping fees, transfer agent fees, organization and offering expenses, fees and expenses of the Fund’s directors who are not “interested persons” of the Fund or of the Adviser, professional fees (including audit, tax and legal fees), and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) management fees (including the Base Management Fee and Incentive Fee, as defined in the Investment Advisory Agreement between the Fund and the Adviser); (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, and prime broker fees and expenses); (c) interest, financing and structuring costs and expenses for borrowings and line(s) of credit, (d) taxes; (e) the Fund’s proportional share of expenses related to co-investments; (f) acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary, if any); (g) expenses of printing and mailing proxy materials to shareholders of the Fund; (h) all other expenses incidental to holding meetings of the Fund’s shareholders, including proxy solicitations therefor; (i) distribution and/or shareholder servicing fees; and (j) such non-recurring and/or extraordinary expenses as may arise, including actions, suits or proceedings to which the Fund is or is threatened to be a party and the legal obligation that the Fund may have to indemnify the Fund’s directors and officers with respect thereto.

2.	Miscellaneous

(a)	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c)	This Agreement shall be construed in accordance with the laws of the State of New York.

(d)	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e)	The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

(f)	This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives on June 17, 2025.

OXFORD PARK INCOME FUND, INC.

By:	/s/ Jonathan H. Cohen
Name:	Jonathan H. Cohen
Title:	Chief Executive Officer
Date:	6/17/25

OXFORD PARK MANAGEMENT, LLC

By:	/s/ Saul B. Rosenthal
Name:	Saul B. Rosenthal
Title:	President
Date:	6/17/25

[Signature Page to Expense Support Agreement]